Filed by Aytu BioScience, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:
Aytu BioScience, Inc. (SEC File No. 001-38247)
and Innovus Pharmaceuticals, Inc. (SEC File No. 000-52991)

This Aytu BioScience investor presentation contains information relating to the definitive agreement to acquire Innovus Pharmaceuticals as announced on September 12, 2019.

AYTU BioScience

Aytu BioScience (NASDAQ: AYTU)

Ladenburg Thalmann 2019 Healthcare Conference
September 24, 2019

AYTU
BioScience

Forward-Looking Statement

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. All statements other than statements of historical facts contained in this presentation, including statements regarding our anticipated future clinical and regulatory events, future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. Forward looking statements are generally written in the future tense and/or are preceded by words such as "may," "will," "should," "forecast," "could," "expect," "suggest," "believe," "estimate," "continue," "anticipate," "intend," "plan," or similar words, or the negatives of such terms or other variations on such terms or comparable terminology. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include, among others: risks relating to signing a definitive merger agreement with Innovus Pharmaceuticals, and closing the planned transaction which is subject to shareholder votes at both companies, as well as SEC and NASDAQ approvals; risks relating to gaining market acceptance of our products; obtaining reimbursement by third-party payers; the potential future commercialization of our product candidates; the anticipated start dates, durations and completion dates, as well as the potential future results of our ongoing and future clinical trials; the anticipated designs of our future clinical trials; the timing, our future regulatory submissions and events; our anticipated future cash position; and future events under our current and potential future collaborations. We also refer you to the risks described in "Risk Factors" in Part I, Item 1A of Aytu BioScience, Inc.'s Annual Report on Form 10-K and in the other reports and documents we file with the Securities and Exchange Commission from time to time.

AYTU BioScience

Corporate Overview

- **Commercial-stage, revenue-generating specialty pharmaceutical company**
  - Portfolio of novel, revenue-generating products
  - Leveraging commercial partnerships to expand reach without ↑ SG&A
- **Announced planned acquisition of Innovus Pharmaceuticals – 9/12/19**
  - >$31M in net revenue as combined enterprise (LTM ending 6/30/19)
  - Grows portfolio to over 35 products across Rx and consumer brands
- **Best-in-class, FDA-approved Rx products with unique delivery forms:**

Natesto®
(testosterone) nasal gel CIII

13 million U.S. men affected
6.9 million Rxs annually
$1.7 billion Rx category

Only FDA-Approved, Nasally-Administered Testosterone Replacement Therapy (TRT)

ZolpiMIST™
(zolpidem tartrate) ORAL SPRAY

Up to **30% of U.S. adults** affected
43 million Rxs annually
$1.8 billion Rx category

Only FDA-Approved, Oral Spray Zolpidem Tartrate

Tuzistra® XR CIII
(Codeine Polistirex and Chlorpheniramine Polistirex)
EXTENDED-RELEASE ORAL SUSPENSION

- **$3 billion** Rx category
- **30-35 million Rxs** annually

Only FDA-approved 12-Hour codeine suspension

AYTU BioScience

Commercially-Focused Management Team with a History of Growing Commercial Organizations

Josh Disbrow – Chairman & CEO

- Former VP of Commercial Operations at Arbor Pharmaceuticals where revenues grew from zero to over $127MM in < 5 years; Acquired by KKR
- Previous COO of Ampio Pharmaceuticals (NYSE: AMPE) and head of Business Unit
- Progressive commercial roles at LipoScience, Cyberonics, and GlaxoSmithKline

David Green, CPA – Chief Financial Officer

- Former CFO of Specialized Health Products International and Catheter Connections, acquired by CR Bard and Merit Medical, respectively
- Former Chief Accounting Officer of Intarcia Therapeutics
- Previous Managing Director of Duff & Phelps and Director of E&Y Capital Markets

Jarrett Disbrow – COO & Head of Commercial Ops

- Founder and original President/CEO of Arbor Pharmaceuticals where revenues grew from zero to over $127MM in <5 years; Acquired by KKR
- Former CEO of Vyrix Pharmaceuticals, a specialty pharmaceutical company focused on male sexual dysfunction
- Progressive commercial roles at Accentia Pharmaceuticals, GlaxoSmithKline

AYTU BioScience

Creating Value Through Strategic Transactions

Announced three pivotal, strategic transactions in past two months that are expected to: (1) expand commercial critical mass, (2) multiply revenue run-rate, (3) accelerate time to + EBITDA

Planned acquisition of Innovus Pharmaceuticals (OTCQB: INNV) in stock-based transaction (Announced 9/12/19)

- **<u>>$31M in revenue (LTM)</u>** for combined entity
- Up to $8M up-front purchase price for $24M revenue enterprise
- Expands & diversifies portfolio to over 35 novel products in large therapeutic categories
- Synergies expected to accelerate time to positive EBITDA

Acceleration of Natesto commercial plan through co-promotion with Acerus Pharmaceuticals (TSX: ASP) (Announced 7/30/19)

- Doubles Natesto sales force at Acerus' expense **(no ↑ in SG&A)**
- Removes revenue-based milestone payments

Acceleration of Tuzistra XR commercial plan through co-promotion with Poly Pharmaceuticals (Announced 9/4/19)

- Doubles Tuzistra sales force at Poly's expense **(no ↑ in SG&A)**

Acquisition of Innovus Drives Revenue Growth and Accelerates Time to Profitability

Planned acquisition of Innovus announced 9/12/19

- **Stock-based transaction that takes advantage of large valuation disconnect**
  - **Up to $8M** upfront ($7M in stock) for **$24M** in revenue (LTM)
  - Contingent value rights (CVRs), milestone payments over time, paid if growth and profitability milestones are reached
- **Combined company revenue of >$31M (LTM) (>4X vs. current revenue)**
  - Product sales increases expected to drive near-term revenue growth
  - Expected to drive accelerated path to breakeven & profitability
- **Innovus currently operates near breakeven**
  - Synergies expected to enable near-term profitability of Innovus business unit and accelerate path to positive EBITDA for combined entity
- **Diversified product portfolio creates integrated specialty pharmaceutical company operating in large Rx & OTC markets**
  - Branded Rx & Consumer Products
  - Efficient, low-cost product development underway

AYTU BioScience

Innovus Markets Over 30 Clinically-Studied Consumer Health Products Competing in Large Markets

Well-positioned brands competing in the $40B consumer health market

Diabetes Care	Sexual & Urological Health	Respiratory & Allergy
DIABASENS™	Zestra® Essential Arousal Oils®	FlutiCare®
GlucoGorx™	UriVarx®	

Products commercialized through Innovus' proprietary Beyond Human platform

BEYOND HUMAN

AYTU BioScience

Testosterone Market Opportunity

Significant Market Need

- **6.9 Million** annual TRT scripts
- **13 Million** men diagnosed in the U.S.
- Current topical treatments (AndroGel®, Axiron®) have a **BLACK BOX WARNING** related to transference of testosterone
- Decrease in Big Pharma promotion in testosterone replacement therapy (TRT) category, yet substantial treatment needs remain
- Signed to first national payer contract gaining access for Natesto in July 2019, evidencing market shift away from Androgel®

U.S. TRT Market



Androgel 1.0%
11%
Injectables
18%
Oral
0.03%
Androderm +
Testopel 4%
Other topical gels
12%
Androgel 1.62%
56%
MAT Ending
June 2019
Gross Sales
$1.7 BN

AYTU BioScience

Natesto®: The Only FDA-Approved, Nasally-Administered Testosterone Replacement Therapy (TRT)

AYTU BioScience

Natesto® :The Only Nasally Delivered Low T Therapy

The Only FDA-Approved Intranasal Testosterone



- **Fast, clean application**
- **Easy to use and transport**
- **Rapid T_{max} < 1 hour**

- **Uniquely-delivered,** patented TRT with multiple advantages over existing treatment options
- Only nasally-administered: rapid, **pulsatile** drug delivery
- Delivers the **lowest dose** among topical testosterones (5.5 mg/dose)

No BLACK BOX Warning

- Natesto is the ***only*** topical TRT **without** a BLACK BOX warning
- All others carry a "**BLACK BOX warning**" due to the risk of transference

↓ AndroGel BLACK BOX Warning ↓

AndroGel® (testosterone gel) 1.62% for topical use CIII
Initial U.S. Approval: 1953

WARNING: SECONDARY EXPOSURE TO TESTOSTERONE
See full prescribing information for complete boxed warning.
- **Virilization has been reported in children who were secondarily exposed to testosterone gel (5.2, 6.2).**
- **Children should avoid contact with unwashed or unclothed application sites in men using testosterone gel (2.2, 5.2).**
- **Healthcare providers should advise patients to strictly adhere to recommended instructions for use (2.2, 5.2, 17).**

AYTU BioScience

Natesto Growth Plan

Natesto commercial expansion announced 7/30/19

- **Natesto sales efforts will be expanded through enhanced commercial partnership with Acerus Pharmaceuticals ("Acerus")**
  - Natesto licensor Acerus will fully fund and launch a U.S.-based specialty sales force in support of Natesto growth.
  - Expansion nearly doubles U.S. sales footprint to 60 representatives
- **Aytu continues to book all top line revenue from Natesto sales to wholesalers/retailers**
  - Aytu remains exclusive supplier in U.S.
- **Previously negotiated product revenue milestones removed**
  - Milestone payments of up to $75M removed
- **Regulatory responsibilities and clinical trial expenses assumed by Acerus**
- **Revised, favorable new commission structure**
  - Aytu will pay Acerus commissions on sales generated through specialists' prescriptions
  - Previously paid royalties removed in favor of paying Acerus commission on Natesto revenue upside
- **Deal economics remain essentially unchanged on current level of Natesto sales; Acerus committed to minimum sales level (make whole provision)**

AYTU BioScience

The Clinical Significance of the Natesto Spermatogenesis Study is Substantial

*"Currently, **there are no FDA-approved therapies** to treat men with low testosterone who wish to preserve their fertility.*

About 20% of men with Low T deal with these decisions, and Natesto could be an alternative for simultaneously increasing testosterone while preserving sperm production."

Ranjith Ramasamy, MD

Director of Reproductive Urology

Miller School of Medicine

University of Miami

AYTU BioScience

Preliminary Published Data: Natesto Boosts Testosterone while Maintaining Semen Parameters

Median testosterone levels increased significantly at 1, 3, and 6 months after treatment with Natesto.

n = 5



Median testosterone
1000
900
800
700
600
500
400
300
200
100
0
Baseline
1 mo
3 mo
6 mo

Sperm concentration (RED) , motility (GREEN), and total motile sperm count (BLUE) <u>remained unchanged</u> through 6 months of treatment with Natesto.

n = 5



Median semen parameters
70
60
50
40
30
20
10
0
C Baseline
C 3 mo
C 6 mo
M Baseline
M 3 mo
M6 mo
TMSC Baseline
TMSC 3 mo
TMSC 6 mo

As published in: EUROPEAN UROLOGY FOCUS

AYTU BioScience

Study Underway to Assess Natesto's Impact on Sperm Production & Endogenous Testosterone

Study Summary

- ***Natesto Effects on Testosterone, Luteinizing Hormone, Follicle Stimulating Hormone and Semen Parameters***
  - **This would be the first study ever to demonstrate minimal, or no impact of a TRT on sperm production and testosterone levels**
  - Prospective, open-label study investigating Natesto's impact on patients' semen parameters, endogenous testosterone production, and LH/FSH levels
  - Assesses 40 patients with confirmed hypogonadism (testosterone (T) < 350 on 2 consecutive samples collected more than 1.5 hours apart in the morning
  - 2 complete sperm cycles ~ 24 weeks; 6 study visits
- **Principal Investigator: Ranjith Ramasamy, MD**
  - Director of Male Reproductive Medicine and Surgery;
    Assistant Professor; Department of Urology – University of Miami
- **Primary endpoint: Change in Testosterone, Semen Parameters, Follicle Stimulating Hormone, Luteinizing Hormone, and Estradiol**
- **Study completed – Summer 2019**
- **Data release at ASRM conference – October 16, 2019**

AYTU BioScience

ZolpiMist™: The Only FDA-Approved, oral spray Zolpidem Tartrate

AYTU
BioScience

ZolpiMIST™: Sleep, Delivered, Fast

- **Novel, rapid-acting oral spray formulation of most prescribed prescription sleep aid, zolpidem tartrate**
- **Significant patient advantages over Ambien® including:**
  - Rapid onset of action to deliver faster sleep onset than Ambien
    - Significantly more patients achieved therapeutic blood levels in 15 minutes with ZolpiMist oral spray than with Ambien tablets
  - Effective for patients with difficulty swallowing
- **Large market – 1% TRx market share = ~$50M**

AYTU BioScience

ZolpiMIST™ : Sleep, Delivered, Fast

- **ZolpiMist initiates sleep quicker than Ambien**
- **As published by Raffa et al in *Pharmacology & Pharmacy* (July '19), patients' plasma concentrations of zolpidem tartrate rose more quickly with ZolpiMist (zolpidem lingual spray (LS)) than tablets.**

Mean plasma concentration following 5 mg (left panel) or 10 mg (right panel) zolpidem LS or tablets


Mean values
Z-5
A-5
Z-10
A-10
Plasma Concentration (ng/mL)
140
120
100
80
60
40
20
0
0
5
10
15
20
Time (mins)
Mean values
Z-5
A-5
Z-10
A-10
Plasma Concentration (ng/mL)
140
120
100
80
60
40
20
0
0
5
10
15
20
Time (mins)

AYTU BioScience

Raffa, RB and Westfield G. (2019) More Rapid Sleep Onset with Lingual-Spray vs Oral-Tablet Delivery Zolpidem. Pharmacology & Pharmacy, 10, 329-342.

Tuzistra® XR: The Only FDA-approved, 12-hour Codeine Suspension

AYTU BioScience

Tuzistra® XR CIII : All-Day, All-Night Cough Relief

- **Only FDA-approved codeine-based antitussive suspension with 12-hour dosing**
  - Current codeine syrups are dosed every 4-6 hours
- **Patented, extended-release oral suspension codeine polistirex and chlorpheniramine polistirex oral**
  - Two Orange Book-listed patents; others pending
- **Co-promotion with Poly Pharmaceuticals - nearly doubles sales footprint (promotion started 9/3/2019)**
- **Novel, follow-on antitussive pending FDA review**

$3B U.S. Market

30-35 million Rxs annually

AYTU BioScience

Sales Performance, Capitalization, and Investment Considerations

AYTU BioScience

Strong Sequential Revenue Growth

Innovus Acquisition Accelerates Revenue Growth


$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$925,000
$1,431,000
$1,795,000
$7,741,000*
Q4 2018
Q1 2019
Q2 2019
Q3 2019
AYTU Revenue
INNV Revenue

*Pro forma combined company revenue based on each company's Form 10-Q (quarter ending 3/31/19) as filed with SEC

AYTU BioScience

Capitalization & Cash Balance

Cash Balance as of March 31, 2019: ~$15 million

Common stock	12,848,499
Preferred stock	2,335,665
Common stock equivalents	15,184,164
Options and warrants	12,210,596
Fully diluted shares outstanding	27,394,760

(1) Preferred stock has no voting rights and converts one-for-one into common stock

(2) Weighted average exercise price $5.31; weighted average time to expiration 4.40 years

AYTU BioScience

Aytu Investment Considerations

- **Rapidly growing, revenue generating, specialty pharmaceutical company**
  - >30+% sequential growth over last four quarters
  - Innovus acquisition accelerates revenue growth
- **Transformational transactions announced in past two months**
  - Acceleration of Natesto growth plan – signed Acerus Pharmaceuticals co-promotion agreement
  - Acquisition of $24M revenue-generating company for $8M + CVRs – Innovus Pharmaceuticals
- **Growing product portfolio addressing large markets**
  - **Natesto - Low T (~$1.7B TAM)**
  - **ZolpiMist - Insomnia (~$1.8B TAM)**
  - **Tuzistra XR - Cough (~$3B TAM)**
  - **Innovus Consumer Products (~$40B TAM)**
- **Nationwide sales force & co-promotion partners**
  - U.S.-based, specialty sales force with national footprint
  - Leveraging co-promotion partnerships to increase reach without ↑ in SG&A
  - Significant customer overlap across three therapeutic areas
- **Upcoming and ongoing catalysts:**
  - Natesto sperm study final data readout and publication – **October 2019**
  - Closing of Innovus transaction (combined LTM revenue of $31M)
  - Launch of Acerus sales force/Launch of Natesto co-promote

AYTU BioScience

Contact Information

Josh Disbrow

Chairman & Chief Executive Officer

+1 (720) 437-6520

josh.disbrow@aytubio.com

AYTU BioScience